SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

DATED: July 30, 2014

Commission File No. 001-33811

NAVIOS MARITIME PARTNERS L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

NAVIOS MARITIME PARTNERS L.P.

FORM 6-K

The information contained in this Report is hereby incorporated by reference into the Registration Statement on Form F-3, File No. 333-170284.

Operating and Financial Review

The following is a discussion of the financial condition and results of operations for the three and six month periods ended June 30, 2014 and 2013 of Navios Maritime Partners L.P. (referred to herein as “we”, “us” or “Navios Partners”). All of the financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Partners’ 2013 Annual Report filed on Form 20-F with the Securities and Exchange Commission.

This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on Navios Partners’ current expectations and observations. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels, fluctuation of charter rates, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Partners’ filings with the Securities and Exchange Commission.

Recent Developments

Navios Partners has agreed to acquire two South Korean-built container vessels for a total cash consideration of $117.7 million. The vessels are chartered out for minimum four years, at $34,266 net per day per vessel. The vessels are expected to be delivered in the fourth quarter of 2014.

Overview

Navios Partners is an international owner and operator of dry cargo vessels, formed on August 7, 2007 under the laws of the Republic of the Marshall Islands by Navios Maritime Holdings Inc. (“Navios Holdings”), a vertically integrated seaborne shipping and logistics company with over 60 years of operating history in the drybulk shipping industry. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received 2% general partner interest in Navios Partners.

As of July 29, 2014, there were outstanding 77,359,163 common units and 1,578,763 general partnership units. Navios Holdings owns a 20.0% interest in Navios Partners, which includes the 2% general partner interest.

Fleet

Our fleet consists of 14 Panamax vessels, eight Capesize vessels, three Ultra-Handymax vessels and seven Container vessels.

In general, the vessels in our fleet are chartered-out under time charters, which range in length from one to ten years at inception. From time to time, we operate vessels in the spot market until the vessels have been chartered under long-term charters.

The following table provides summary information about our fleet as of July 29, 2014:

Owned Drybulk Vessels	Type	Built	Capacity (DWT)	Charter Expiration Date	Charter-Out Rate(1)
Navios Apollon	Ultra-Handymax	2000	52,073	October 2014	$13,500	(2)
Navios Soleil	Ultra-Handymax	2009	57,337	July 2014	$13,300
Navios La Paix	Ultra-Handymax	2014	61,485	December 2015	$6TC BSI +10	%(3)
Navios Gemini S	Panamax	1994	68,636	August 2014	$12,350
Navios Libra II	Panamax	1995	70,136	September 2015	$12,000	(2)
Navios Felicity	Panamax	1997	73,867	November 2014	$12,000	(4)
Navios Galaxy I	Panamax	2001	74,195	February 2018	$21,937
Navios Hyperion	Panamax	2004	75,707	April 2015	$4TC BPI	(5)
Navios Alegria	Panamax	2004	76,466	August 2014	$14,013
Navios Orbiter	Panamax	2004	76,602	October 2014	$10,588
Navios Helios	Panamax	2005	77,075	December 2014	$12,513
Navios Sun	Panamax	2005	76,619	February 2015	$13,063
Navios Hope	Panamax	2005	75,397	December 2014	$10,000
Navios Sagittarius	Panamax	2006	75,756	November 2018	$26,125
Navios Harmony	Panamax	2006	82,790	May 2015	$12,350
Navios Fantastiks	Capesize	2005	180,265	March 2015	$20,425
Navios Aurora II	Capesize	2009	169,031	November 2019	$41,325
Navios Pollux	Capesize	2009	180,727	October 2014	$21,300
Navios Fulvia	Capesize	2010	179,263	September 2015	$50,588
Navios Melodia(6)	Capesize	2010	179,132	September 2022	$29,356	(7)
Navios Luz	Capesize	2010	179,144	November 2020	$29,356	(8)
Navios Buena Ventura	Capesize	2010	179,259	October 2020	$29,356	(8)
Navios Joy	Capesize	2013	181,389	June 2016	$19,000	(9)

Owned Container Vessels	Type	Built	TEU	Charter Expiration Date	Charter-Out Rate(1)
Hyundai Hongkong	Container	2006	6,800	December 2023	$30,119
Hyundai Singapore	Container	2006	6,800	December 2023	$30,119
Hyundai Tokyo	Container	2006	6,800	December 2023	$30,119
Hyundai Shanghai	Container	2006	6,800	December 2023	$30,119
Hyundai Busan	Container	2006	6,800	December 2023	$30,119

Container vessels to be delivered	Type	Built	TEU	Charter Expiration Date	Charter-Out Rate(1)
TBN 1(10)	Container	2006	8,204	November 2018	$34,266
TBN 2(10)	Container	2006	8,204	November 2018	$34,266

Charter-in Drybulk Vessels	Type	Built	Capacity (DWT)	Charter Expiration Date	Charter-Out Rate(1)
Navios Prosperity(11)	Panamax	2007	82,535	July 2015	$12,000	(4)
Navios Aldebaran(12)	Panamax	2008	76,500	August 2014	$11,000	(13)

(1)	Daily charter-out rate per day, net of commissions or settlement proceeds, where applicable.
(2)	Profit sharing 50% on the actual results above the period rates.
(3)	The charter rate is based on the Supramax Time Charter Index plus 10% with a minimum rate of $9,500 net per day.
(4)	Profit sharing: The owners will receive 100% of the first $1,500 in profits above the base rate and thereafter all profits will be split 50% to each party.
(5)	The charter rate is based on the Panamax Time Charter Index.
(6)	In January 2011, Korea Line Corporation (“KLC”) filed for receivership. The charter was affirmed and will be performed by KLC on its original terms, following an interim suspension period during which Navios Partners trades the vessel directly. Rate assumes amortization of payment $13.3 million received upfront covering the interim suspension period.
(7)	Profit sharing 50% above $37,500/ day based on Baltic Exchange Capesize TC Average.
(8)	Profit sharing 50% above $38,500/ day based on Baltic Exchange Capesize TC Average.

(9)	The charterer has been granted an option to extend the charter for two optional years, the first at $22,325 (net) per day and the second at $25,650(net) per day.
(10)	Expected to be delivered in the fourth quarter of 2014.
(11)	The Navios Prosperity is chartered-in until June 2015 and we have an option to extend for an additional year. We have the option to purchase the vessel after June 2012 at a purchase price that is initially 3.8 billion Yen ($37.4 million based upon the exchange rate at June 30, 2014) declining each year by 145 million Yen ($1.4 million based upon the exchange rate at June 30, 2014).
(12)	The Navios Aldebaran is chartered-in for seven years until March 2015 and we have options to extend for two one-year periods. We have the option to purchase the vessel after March 2013 at a purchase price that is initially 3.6 billion Yen ($35.5 million based upon the exchange rate at June 30, 2014) declining each year by 150 million Yen ($1.5 million based upon the exchange rate at June 30, 2014).
(13)	Profit sharing: The owners will receive 100% of the first $2,500 in profits above the base rate and thereafter all profits will be split 50% to each party.

Our Charters

We generate revenues by charging our customers for the use of our vessels to transport their dry cargos. In general, the vessels in our fleet are chartered-out under time charters, which range in length from one to ten years at inception. From time to time, we operate vessels in the spot market until the vessels have been chartered under long-term charters.

For the six month period ended June 30, 2014, our most significant counterparties were Hyundai Merchant Marine Co., Ltd, Navios Corporation and Cosco Bulk Carrier Co. Ltd. which accounted for approximately 24.5%, 11.1% and 10.0%, respectively, of total revenues. For the year ended December 31, 2013, Cosco Bulk Carrier Co. Ltd., Hanjin Shipping Co. Ltd, Navios Corporation and Samsun Logix accounted for 23.4%, 11.3%, 10.4% and 10.2%, respectively, of total revenues. We believe that the combination of the long-term nature of most of our charters (which provide for the receipt of a fixed fee for the life of the charter) and our management agreement with Navios ShipManagement Inc. (the “Manager”), a wholly-owned subsidiary of Navios Holdings (which provides for a fixed management fee until December 31, 2015), provides us with a strong base of stable cash flows.

Our revenues are driven by the number of vessels in the fleet, the number of days during which the vessels operate and our charter hire rates, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot and long-term market rates at the time of charter;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend undergoing repairs and upgrades in drydock;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the drybulk shipping industry.

Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. We intend to operate our vessels in the long-term charter market. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand and many other factors that might be beyond our control. Please read “Risk Factors” in our 2013 Annual Report on Form 20-F for a discussion of certain risks inherent in our business.

Trends and Factors Affecting Our Future Results of Operations

We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Please read “Risk Factors” in our 2013 Annual Report on Form 20-F for a discussion of certain risks inherent in our business.

Results of Operations

Overview

The financial condition and the results of operations presented for the six month period ended June 30, 2014 and 2013 of Navios Partners discussed below include the following entities and chartered-in vessels:

Company name	Vessel name	Country of incorporation	2014	2013
Libra Shipping Enterprises Corporation	Navios Libra II	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Felicity Shipping Corporation	Navios Felicity	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Gemini Shipping Corporation	Navios Gemini S	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Palermo Shipping S.A.	Navios Apollon	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Fantastiks Shipping Corporation	Navios Fantastiks	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Sagittarius Shipping Corporation	Navios Sagittarius	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Chilali Corp.	Navios Aurora II	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Surf Maritime Co.	Navios Pollux	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Pandora Marine Inc.	Navios Melodia	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Customized Development S.A.	Navios Fulvia	Liberia	1/01 – 06/30	1/01 – 06/30
Kohylia Shipmanagement S.A.	Navios Luz	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Orbiter Shipping Corp.	Navios Orbiter	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Floral Marine Ltd.	Navios Buena Ventura	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Golem Navigation Limited	Navios Soleil	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Kymata Shipping Co.	Navios Helios	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Joy Shipping Corporation	Navios Joy	Marshall Is.	1/01 – 06/30	—
Micaela Shipping Corporation	Navios Harmony	Marshall Is.	1/01 – 06/30	—
Pearl Shipping Corporation	Navios Sun	Marshall Is.	1/18 – 06/30	—
Velvet Shipping Corporation	Navios La Paix	Marshall Is.	1/07 – 06/30	—
Rubina Shipping Corporation	Hyundai Hongkong	Marshall Is.	1/01 – 06/30	—
Topaz Shipping Corporation	Hyundai Singapore	Marshall Is.	1/01 – 06/30	—
Beryl Shipping Corporation	Hyundai Tokyo	Marshall Is.	1/01 – 06/30	—
Cheryl Shipping Corporation	Hyundai Shanghai	Marshall Is.	1/01 – 06/30	—
Christal Shipping Corporation	Hyundai Busan	Marshall Is.	1/01 – 06/30	—
Chartered-in vessels
Prosperity Shipping Corporation	Navios Prosperity	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Aldebaran Shipping Corporation	Navios Aldebaran	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Other
JTC Shipping and Trading Ltd(*)	Holding Company	Malta	1/01 – 06/30	1/01 – 06/30
Navios Maritime Partners L.P.	N/A	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Navios Maritime Operating LLC	N/A	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Navios Partners Finance (US) Inc.	Co-Borrower	Delaware	1/01 – 06/30	6/19 – 06/30
Navios Partners Europe Finance Inc.	Sub-Holding Company	Marshall Is.	1/01 – 06/30	—

(*)	Not a vessel-owning subsidiary and only holds right to a charter-in contract.

The accompanying interim condensed consolidated financial statements of Navios Partners are unaudited, but, in the opinion of management, contain all adjustments necessary to present a fair statement of results, in all material respects, Navios Partners’ condensed consolidated financial position as of June 30, 2014 and the condensed consolidated results of operations for the three and six months ended June 30, 2014 and 2013. The footnotes are condensed as permitted by the requirements for interim financial statements and, accordingly, do not include information and disclosures required under US GAAP for complete financial statements. All such adjustments are deemed to be of a normal, recurring nature. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Navios Partners’ Annual Report on Form 20-F for the year ended December 31, 2013.

FINANCIAL HIGHLIGHTS

The following table presents consolidated revenue and expense information for the three and six month period ended June 30, 2014 and 2013.

	Three Month Period ended June 30, 2014 (unaudited)	Three Month Period ended June 30, 2013 (unaudited)	Six Month Period ended June 30, 2014 (unaudited)	Six Month Period ended June 30, 2013 (unaudited)
Time charter and voyage revenues	$55,178	$49,154	$112,676	$99,435
Time charter and voyage expenses	(3,640)	(3,658)	(8,083)	(6,770)
Direct vessel expenses	(146)	—	(146)	—
Management fees transactions	(12,239)	(8,586)	(24,244)	(17,077)
General and administrative expenses	(2,029)	(1,448)	(3,973)	(3,057)
Depreciation and amortization	(17,009)	(21,615)	(60,687)	(40,026)
Interest expense and finance cost, net	(7,085)	(3,927)	(14,114)	(6,332)
Interest income	37	7	90	15
Other income	17,875	10,083	47,915	10,127
Other expense	(957)	(499)	(1,088)	(558)

Net income	$29,985	$19,511	$48,346	$35,757

EBITDA(1)	$54,188	$45,046	$123,203	$82,100

Operating Surplus(1)	$41,920	$40,008	$98,767	$71,223

(1)	EBITDA and Operating Surplus are non-GAAP financial measures. See “Reconciliation of EBITDA to Net Cash from Operating Activities, Operating Surplus and Available Cash for Distribution” for a description of EBITDA and Operating Surplus and a reconciliation of EBITDA and Operating Surplus to the most comparable measure under US GAAP.

Period over Period Comparisons

For the Three Month Period ended June 30, 2014 compared to the Three Month Period ended June 30, 2013

Time charter and voyage revenues: Time charter and voyage revenues for the three month period ended June 30, 2014 increased by $6.0 million or 12.3% to $55.2 million, as compared to $49.2 million for the same period in 2013. The increase was mainly attributable to the acquisition of the Navios Joy on September 11, 2013, the Navios Harmony on October 11, 2013, the five container vessels in December 2013 and the Navios La Paix and the Navios Sun in January 2014. As a result of the vessel acquisitions, available days of the fleet increased to 2,724 days for the three month period ended June 30, 2014, as compared to 1,894 days for the three month period ended June 30, 2013. The above increase in time charter and voyage revenues was partially mitigated by the decrease in time charter equivalent (“TCE”) to $19,824 for the three month period ended June 30, 2014, from $25,318 for the three month period ended June 30, 2013.

Management fees: Management fees for the three month period ended June 30, 2014, increased by $3.7 million or 42.6% to $12.2 million, as compared to $8.6 million for the same period in 2013. The increase was mainly attributable to the increased number of owned vessels that were delivered into our fleet. (Refer below to Related Party Transactions for details of the fee structure).

General and administrative expenses: General and administrative expenses increased by $0.6 million or 40.1% to $2.0 million for the three month period ended June 30, 2014, as compared to $1.4 million for the same period of 2013. The increase was mainly attributable to the increase in administrative expenses paid to the Manager due to the increased number of vessels in Navios Partners’ fleet.

Depreciation and amortization: Depreciation and amortization amounted to $17.0 million for the three month period ended June 30, 2014 compared to $21.6 million for the three month period ended June 30, 2013. The decrease of $4.6 million was attributable to:

(a) a $5.0 million decrease of amortization due to the expiration of the intangible assets associated with the Navios Orbiter and the Navios Hyperion and the write-off of the Navios Pollux in the first quarter of 2014 and the Navios Melodia in the second quarter of 2013; and (b) a $3.2 million partial write-off of the Navios Melodia favorable lease in the second quarter of 2013 (Refer to Note 5 - Intangible Assets for further details). The above decreases were partially mitigated by an increase in depreciation expense of $3.6 million due to the increased number of vessels that were delivered into our owned fleet. Depreciation of vessels is calculated using an estimated useful life of 25 and 30 years for drybulk and container vessels, respectively, from the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods, which range from two to nine years.

Interest expense and finance cost, net: Interest expense and finance cost, net for the three months ended June 30, 2014 increased by $3.2 million or 80.4% to $7.1 million, as compared to $3.9 million for the three months ended June 30, 2013. The increase was due to: (a) the higher weighted average interest rate of 4.67% for the three months ended June 30, 2014, compared to 2.17% for the same period in 2013; and (b) the increase in the average outstanding loan balance to $536.0 million for the three months ended June 30, 2014 from $305.3 million for the three months ended June 30, 2013. As of June 30, 2014 and 2013, the outstanding loan balance under Navios Partners’ credit facilities was $530.6 million and $345.0 million, respectively.

Other income: Other income for the three months ended June 30, 2014 amounted to $17.9 million compared to $10.1 million for the three months ended June 30, 2013. (See Note 15 of our condensed notes to the consolidated financial statements).

Other expense: Other expense for the three months ended June 30, 2014 amounted to $1.0 million compared to $0.5 million for the three months ended June 30, 2013.

Net income: Net income for the three months ended June 30, 2014 amounted to $30.0 million compared to $19.5 million for the three months ended June 30, 2013. The increase in net income of $10.5 million was due to the factors discussed above.

Operating surplus: Navios Partners generated operating surplus for the three month period ended June 30, 2014 of $41.9 million, compared to $40.0 million for the three month period ended June 30, 2013. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (See “Reconciliation of EBITDA to Net Cash from Operating Activities, EBITDA, Operating Surplus and Available Cash for Distribution” contained herein).

Seasonality: Since Navios Partners’ vessels generally operate under long-term charters, the results of operations are not generally subject to the effect of seasonable variations in demand.

For the Six Month Period ended June 30, 2014 compared to the Six Month Period ended June 30, 2013

Time charter and voyage revenues: Time charter and voyage revenues for the six month period ended June 30, 2014 increased by $13.2 million or 13.3% to $112.7 million, as compared to $99.4 million for the same period in 2013. The increase was mainly attributable to the acquisition of the Navios Joy on September 11, 2013, the Navios Harmony on October 11, 2013, the five container vessels in December 2013 and the Navios La Paix and the Navios Sun in January 2014. As a result of the vessel acquisitions, available days of the fleet increased to 5,393 days for the six month period ended June 30, 2014, as compared to 3,784 days for the six month period ended June 30, 2013. The above increase in time charter and voyage revenues was partially mitigated by the decrease in TCE to $20,300 for the six month period ended June 30, 2014, from $25,781 for the six month period ended June 30, 2013.

Time charter and voyage expenses: Time charter and voyage expenses for the six month period ended June 30, 2014 increased by $1.3 million or 19.4% to $8.1 million, as compared to $6.8 million for the six month period ended June 30, 2013. The increase was mainly attributable to increase in voyage expenses incurred in the period.

Management fees: Management fees for the six month period ended June 30, 2014, increased by $7.2 million or 42.0% to $24.2 million, as compared to $17.1 million for the same period in 2013. The increase was mainly attributable to the increased number of owned vessels that were delivered into our fleet. (Refer below to Related Party Transactions for details of the fee structure).

General and administrative expenses: General and administrative expenses increased by $0.9 million or 30.0% to $4.0 million for the six month period ended June 30, 2014, as compared to $3.1 million for the same period of 2013. The increase was mainly attributable to the increase in administrative expenses paid to the Manager due to the increased number of vessels in Navios Partners’ fleet.

Depreciation and amortization: Depreciation and amortization amounted to $60.7 million for the six month period ended June 30,

2014 compared to $40.0 million for the six month period ended June 30, 2013. The increase of $20.7 million was attributable to: (a) an increase in depreciation expense of $7.1 million due to the increased number of vessels that were delivered into our owned fleet; (b) a $22.0 million accelerated amortization of the Navios Pollux favorable lease intangible due to change in its useful life (Refer to Note 5 – Intangible Assets for further details). The above increase was partially mitigated by a $5.2 million decrease of amortization due to write-offs of the Navios Orbiter, the Navios Hyperion and the Navios Pollux in the first quarter of 2014 and the write-off of the Navios Melodia in the second quarter of 2013 and $3.2 million partial write-off of the Navios Melodia favorable lease (Refer to Note 5 - Intangible Assets for further details). Depreciation of vessels is calculated using an estimated useful life of 25 and 30 years for drybulk and container vessels, respectively, from the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods, which range from two to nine years.

Interest expense and finance cost, net: Interest expense and finance cost, net for the six months ended June 30, 2014 increased by $7.8 million or 122.9% to $14.1 million, as compared to $6.3 million for the six months ended June 30, 2014. The increase was due to: (a) the higher weighted average interest rate of 4.67% for the six months ended June 30, 2014, compared to 2.42% for the same period in 2013; and (b) the increase in the average outstanding loan balance to $536.8 million for the three months ended June 30, 2014 from $291.9 million for the six months ended June 30, 2013. As of June 30, 2014 and 2013, the outstanding loan balance under Navios Partners’ credit facilities was $530.6 million and $345.0 million, respectively.

Other income: Other income for the six months ended June 30, 2014 amounted to $47.9 million compared to $10.1 million for the six months ended June 30, 2013. (See Note 15 of our condensed notes to the consolidated financial statements).

Other expense: Other expense for the six months ended June 30, 2014 amounted to $1.1 million compared to $0.6 million for the six months ended June 30, 2013.

Net income: Net income for the six months ended June 30, 2014 amounted to $48.3 million compared to $35.8 million for the six months ended June 30, 2013. The increase in net income of $12.6 million was due to the factors discussed above.

Operating surplus: Navios Partners generated operating surplus for the six month period ended June 30, 2014 of $98.8 million, compared to $71.2 million for the six month period ended June 30, 2013. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (See “Reconciliation of EBITDA to Net Cash from Operating Activities, EBITDA, Operating Surplus and Available Cash for Distribution” contained herein).

Seasonality: Since Navios Partners’ vessels generally operate under long-term charters, the results of operations are not generally subject to the effect of seasonable variations in demand.

Liquidity and Capital Resources

In addition to distributions on our units, our primary short-term liquidity needs are to fund general working capital requirements, cash reserve requirements as per our credit facilities and debt service, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. Expansion capital expenditures are primarily for the purchase or construction of vessels to the extent the expenditures increase the operating capacity of or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity of or revenue generated by our fleet. Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures.

We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations. We believe that cash flows from operations will be sufficient to meet our existing short-term liquidity needs for at least the next 12 months. In addition, we filed a shelf registration statement on November 1, 2013, which was declared effective on January 15, 2014, under which we may sell any combination of securities (debt or equity) for up to a total of $500.0 million, approximately $390.6 million of which is currently available.

Generally, our long-term sources of funds derive from cash from operations, long-term bank borrowings and other debt or equity financings. Because we distribute our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion and investment capital expenditures, including opportunities we may pursue under the Omnibus Agreement. We cannot assure you that we will be able to raise the size of our credit facilities or obtaining additional funds on favorable terms.

Cash deposits and cash equivalents in excess of amounts covered by government provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Partners does maintain cash deposits and equivalents in excess of government provided insurance limits. Navios Partners also reduces exposure to credit risk by dealing with a diversified group of major financial institutions.

Credit Facilities

On July 31, 2012, Navios Partners entered into a credit facility with Commerzbank AG and DVB Bank AG (the “July 2012 Credit Facility”) for $290.5 million. The July 2012 Credit Facility was entered into to refinance and merge Navios Partners’ two existing facilities at that time.

On August 8, 2012, Navios Partners entered into another credit facility with DVB Bank AG (the “August 2012 Credit Facility”), and borrowed an amount of $44.0 million to partially finance the acquisitions of the Navios Buena Ventura, the Navios Helios and the Navios Soleil.

On June 27, 2013, Navios Partners and Navios Partners Finance (US) Inc., as co-borrowers, entered into the Term Loan B facility with JP Morgan Chase Bank, N.A., as syndication agent, Citibank, N.A., as documentation agent, Morgan Stanley Senior Funding, Inc., as administrative agent and the other lenders party thereto. The Term Loan B facility bears an interest of LIBOR + 425 basis points and has a five-year term with 1% amortization profile and was issued at 98.0% (at a discount of $5.0 million). Navios Partners used the net proceeds of the Term Loan B facility to: (i) prepay $101.6 million of the July 2012 Credit Facility; (ii) fully repay the outstanding balance of $41.2 million of the August 2012 Credit Facility; (iii) deposit $98.2 million to be held in escrow, to partially finance part of the acquisition of four vessels; and (iv) cover fees and expenses.

The Term Loan B facility is secured by first priority mortgages covering certain vessels owned by subsidiaries of Navios Partners, in addition to other collateral and is guaranteed by each subsidiary of Navios Partners. The Term Loan Agreement requires maintenance of a loan to value ratio of 0.8 to 1.0, and other restrictive covenants customary for facilities of this type (subject to negotiated exceptions and baskets), including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan Agreement also provides for customary events of default.

In June 2013, Navios Partners amended the July 2012 Credit Facility and prepaid $101.6 million from the proceeds of the Term Loan B facility. The prepayment was applied in partial settlement of the next 16 installments. As of June 30, 2014, the outstanding balance was $99.0 million and is repayable in 14 installments, plus a final payment, in various amounts during the term of the July 2012 Credit Facility consisting of $0.5 million (third quarterly installments), $3.4 million (nine quarterly installments), $2.3 million (one quarterly installment) and $5.9 million (one quarterly installment), with a final payment of $58.2 million. The July 2012 Credit Facility bears interest at rates ranging from 180 to 205 bps per annum (depending on the loan amount compared to the security value) plus, depending on the length of the interest period, either LIBOR or the actual cost of funds. The refinancing of this facility was accounted for as a debt modification in accordance with ASC470 Debt and an amount of $1.3 million was written-off from the deferred financing fees during the second quarter ended June 30, 2013.

On November 1, 2013, Navios Partners completed the issuance of a $189.5 million add-on to its existing Term Loan B facility. The add-on to the Term Loan B facility bears an interest rate of LIBOR +425 basis points and has a five-year term, with a 1.0% amortization profile and was issued at 100%. Navios Partners used the net proceeds to partially finance the acquisition of five container vessels.

As of June 30, 2014, the outstanding balance of the Term Loan B facility, including the add-on, was $431.6 million, net of discount of $4.0 million and it is repayable in 16 quarterly installments of $1.1 million, beginning in September 2014, with a final payment of $418.0 million in June 2018.

As of June 30, 2014, the total borrowings under the Navios Partners’ credit facilities were $530.6 million, net of original issue discount.

As of June 30, 2014, Navios Partners was in compliance with the financial covenants of all of its credit facilities.

Amounts drawn under the July 2012 Credit Facility are secured by first preferred mortgages on certain Navios Partners’ vessels and other collateral and are guaranteed by the respective vessel-owning subsidiary. The July 2012 Credit Facility contains a number of restrictive covenants that prohibit or limit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement. The July 2012 Credit Facility also requires compliance with a number of financial covenants, including: (i) maintain a required security amount of over 140%; (ii) minimum free consolidated liquidity of at least the higher of $25.0 million and the aggregate of interest and principal falling due during the previous six months; (iii) maintain a ratio of EBITDA to interest expense of at least 5.00 : 1.00; (iv) maintain a ratio of total liabilities to total assets (as defined in our credit facilities) of less than 0.65 : 1.00; and (v) maintain a minimum net worth of $250.0 million. It is an event of default under the loan facilities if such covenants are not complied with.

The following table presents cash flow information derived from the unaudited condensed consolidated statements of cash flows of Navios Partners for the six month periods ended June 30, 2014 and 2013.

	Six Month Period Ended June 30, 2014 ($’000) (Unaudited)	Six Month Period Ended June 30, 2013 ($’000) (Unaudited)
Net cash provided by operating activities	$116,397	$51,146
Net cash used in investing activities	(3,728)	(101,540)
Net cash provided by financing activities	35,501	80,611

Increase in cash and cash equivalents	$148,170	$30,217

Cash provided by operating activities for the six month period ended June 30, 2014 as compared to the cash provided for the six month period ended June 30, 2013:

Net cash provided by operating activities increased by $65.3 million to $116.4 million for the six month period ended June 30, 2014, as compared to $51.1 million for the same period in 2013.

Net income increased by $12.6 million to $48.3 million for the six month period ended June 30, 2014, from $35.8 million in the six month period ended June 30, 2013. In determining net cash provided by operating activities for the six month period ended June 30, 2014 net income was adjusted for the effects of certain non-cash items, including $60.7 million depreciation and amortization, $1.5 million amortization of deferred financing cost and $0.1 million for the amortization of deferred drydock and special survey costs. For the six month period ended June 30, 2013, net income was adjusted for the effects of certain non-cash items, including depreciation and amortization of $40.0 million and $2.8 million amortization and write-off of deferred financing cost.

Accounts receivable decreased by $5.3 million, from $16.3 million at December 31, 2013, to $11.0 million at June 30, 2014 due to the decrease in amounts due from charterers.

Prepaid expenses and other current assets decreased by $1.2 million from $1.7 million at December 31, 2013 to $0.4 million at June 30, 2014.

Payment for drydock and special survey costs incurred in the six month period ended June 30, 2014 were $2.6 million and related to drydock and special survey incurred for certain vessels of the fleet. There was no payment for drydock and special survey cost incurred in the same period of 2013.

Accounts payable decreased by $0.1 million, from $3.2 million at December 31, 2013, to $3.0 million at June 30, 2014.

Accrued expenses decreased by $0.6 million from $3.9 million at December 31, 2013 to $3.3 million at June 30, 2014. The primary reasons for the decrease were a decrease in accrued legal and professional fees by $0.7 million and a decrease in accrued loan interest by $0.1 million, partially offset by an increase in accrued voyage expenses by $0.2 million.

Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. Deferred voyage revenue, net of commissions increased by $0.2 million from $3.0 million at December 31, 2013 to $3.2 million at June 30, 2014.

Amounts due to related parties increased by $3.0 million, from $0.2 million at December 31, 2013, to $3.2 million at June 30, 2014. The increase was mainly attributable to an increase in other payables due to affiliated companies by $3.0 million.

Cash used in investing activities for the six month period ended June 30, 2014 as compared to the six month period ended June 30, 2013:

Net cash used in investing activities decreased to $3.7 million for the six month period ended June 30, 2014, as compared to $101.5 million for the same period in 2013.

Cash used in investing activities of $3.7 million for the six month period ended June 30, 2014 was due to: (i) $36.9 million paid for the acquisition of the Navios La Paix and the Navios Sun in January 2014 of which $33.4 million was released from escrow; and (ii) a $0.3 million loan granted to Navios Europe Inc. (“Navios Europe”).

Cash used in investing activities of $101.5 million for the six month period ended June 30, 2013 was due to: (i) $98.2 million held in escrow for the acquisition of four vessels; and (ii) $3.3 million paid as a deposits for the acquisition of the vessels that were delivered to Navios Partners at various dates through the first quarter of 2014.

Cash provided by financing activities for the six month period ended June 30, 2014 as compared to cash provided by financing activities for the six month period ended June 30, 2014:

Net cash provided by financing activities decreased by $45.1 million to $35.5 million for the six month period ended June 30, 2014, as compared to $80.6 million for the same period in 2013.

Cash provided by financing activities of $35.5 million for the six month period ended June 30, 2014 was due to: (a) $104.5 million proceeds from the issuance of 6,325,000 common units in February 2014, net of offering costs; and (b) $2.2 million from the issuance of additional general partnership units. This overall increase was partially offset by: (a) loan repayments of $3.2 million; and (b) payment of a total cash distribution of $68.0 million.

Cash provided by financing activities of $80.6 million for the six month period ended June 30, 2013 was due to: (a) $69.8 million proceeds from the issuance of 5,175,000 common units in February 2013, net of offering costs; (b) $1.5 million from the issuance of additional general partnership units; (c) $28.7 million decrease in restricted cash related to the amounts held in retention accounts in order to service debt payments as required by Navios Partners’ credit facilities; and (d) proceeds of the Term Loan B facility, net of discount. This overall increase was partially offset by: (a) loan repayments and prepayment of long term debt, net of expenses of $199.7 million; (b) payment of a total cash distribution of $59.9 million; and (c) payment of $4.8 million of deferred financing costs relating to the July 2012 Credit Facility and the Term Loan B facility.

Reconciliation of EBITDA to Net Cash from Operating Activities, EBITDA, Operating Surplus and Available Cash for Distribution

	Three Month Period ended June 30, 2014 ($ ‘000) (unaudited)	Three Month Period ended June 30, 2013 ($ ‘000) (unaudited)	Six Month Period ended June 30, 2014 ($ ‘000) (unaudited)	Six Month Period ended June 30, 2013 ($ ‘000) (unaudited)
Net cash provided by operating activities	$80,113	$21,753	$116,397	$51,146
Net (increase) / decrease in operating assets	(31,172)	13,655	(3,817)	14,662
Net (decrease) / increase in operating liabilities	(1,046)	7,970	(1,896)	12,763
Net interest cost	7,048	3,920	14,024	6,317
Amortization and write-off of deferred financing costs	(755)	(2,252)	(1,505)	(2,788)

EBITDA(1)	$54,188	$45,046	$123,203	$82,100
Cash interest income	36	7	63	16
Cash interest paid	(6,396)	(1,578)	(12,683)	(3,959)
Maintenance and replacement capital expenditures	(5,908)	(3,467)	(11,816)	(6,934)

Operating Surplus	$41,920	$40,008	$98,767	$71,223
Cash distribution paid relating to the first quarter	—	—	(35,474)	(29,936)
Cash reserves	(6,446)	(10,072)	(27,819)	(11,351)

Available cash for distribution	$35,474	$29,936	$35,474	$29,936

(1)

	Three Month Period ended June 30, 2014 ($ ‘000) (unaudited)	Three Month Period ended June 30, 2013 ($ ‘000) (unaudited)	Six Month Period ended June 30, 2014 ($ ‘000) (unaudited)	Six Month Period ended June 30, 2013 ($ ‘000) (unaudited)
Net cash provided by operating activities	$80,113	$21,753	$116,397	$51,146
Net cash used in investing activities	$(90)	$(101,540)	$(3,728)	$(101,540)
Net cash (used in)/provided by financing activities	$(37,066)	$68,244	$35,501	$80,611

EBITDA

EBITDA represents net income plus interest and finance costs plus depreciation and amortization including accelerated amortization of time charters and income taxes.

EBITDA is presented because Navios Partners believes that EBITDA is a basis upon which liquidity can be assessed and present useful information to investors regarding Navios Partners’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

While EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

EBITDA increased by $9.1 million to $54.2 million for the three month period ended June 30, 2014, as compared to $45.0 million for the same period in 2013. The increase in EBITDA was due to a $6.0 million increase in revenue and a $7.8 million increase in other income. The above increase was partially mitigated by a $3.7 million increase in management fees due to the increased number of vessels, a $0.6 million increase in general and administrative expenses and a $0.5 million decrease in other expense.

EBITDA increased by $41.1 million to $123.2 million for the six month period ended June 30, 2014, as compared to $82.1 million for the same period in 2013. The increase in EBITDA was due to a $13.2 million increase in revenue and a $37.8 million increase in other income. The above increase was partially mitigated by a $7.2 million increase in management fees due to the increased number of vessels, a $1.3 million increase in time charter and voyage expenses, a $0.9 million increase in general and administrative expenses and a $0.5 million increase in other expense.

Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense and estimated maintenance and replacement capital expenditures. Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, Navios Partners’ capital assets.

Operating Surplus is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

Available Cash

Available Cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by the board of directors to:

•	provide for the proper conduct of Navios Partners’ business (including reserve for maintenance and replacement capital expenditures);

•	comply with applicable law, any of Navios Partners’ debt instruments, or other agreements; or

•	provide funds for distributions to the unitholders and to the general partner for any one or more of the next four quarters;

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under any revolving credit or similar agreement used solely for working capital purposes or to pay distributions to partners.

Available Cash is a quantitative measure used in the publicly traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Available Cash is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

Borrowings

Navios Partners’ long-term third party borrowings are reflected in its balance sheet as “Long-term debt, net of current portion and discount” and “Current portion of long-term debt”. As of June 30, 2014 and December 31, 2013, long-term debt amounted to $530.6 million and $533.3 million, respectively. The current portion of long-term debt amounted to $7.2 million and $5.4 million at June 30, 2014 and December 31, 2013, respectively.

Capital Expenditures

Navios Partners finances its capital expenditures with cash flow from operations, owners’ contribution, equity raisings and bank borrowings. Capital expenditures for the six month period ended June 30, 2014 and 2013 were $3.4 million and $101.5 million, respectively. The reserve for estimated maintenance and replacement capital expenditures for the three and six month period ended June 30, 2014 was $5.9 million and $11.8 million, respectively. The reserve for estimated maintenance and replacement capital expenditures for the three and six month period ended June 30, 2013 was $3.5 million and $6.9 million, respectively.

Maintenance for our vessels and expenses related to drydocking expenses are now reimbursed at cost by Navios Partners to our Manager under the amended management agreement. In October 2011, Navios Partners extended the duration of its existing Management Agreement with the Manager until December 31, 2017 and fixed the rate for shipmanagement services of its owned fleet through December 31, 2013. The management fees, including drydocking expenses were: (a) $4,650 daily rate per Ultra-Handymax vessel; (b) $4,550 daily rate per Panamax vessel; and (c) $5,650 daily rate per Capesize vessel. In October 2013, Navios Partners amended its existing management agreement with the Manager to fix the fees for ship management services of its owned fleet excluding drydocking expenses which are reimbursed at cost by Navios Partners at: (a) $4,000 daily rate per Ultra-Handymax vessel; (b) $4,100 daily rate per Panamax vessel; (c) $5,100 daily rate per Capesize vessel effective from January 1, 2014 through December 31, 2015; and (d) $6,500 daily rate per container vessel effective from the delivery through December 31, 2015.

Maintenance and Replacement Reserve

We estimate that our annual replacement reserve for the year ending December 31, 2014, will be approximately $23.9 million, for replacing our vessels at the end of their useful lives.

The amount for estimated replacement capital expenditures attributable to future vessel replacement was based on the following assumptions: (i) current market price to purchase a five year old vessel of similar size and specifications; (ii) a 25-year useful life for drybulk vessels and a 30-year useful life for container vessels; and (iii) a relative net investment rate.

The amount for estimated maintenance capital expenditures attributable to future vessel drydocking and special survey was based on certain assumptions including the remaining useful life of the owned vessels of our fleet, market costs of drydocking and special survey and a relative net investment rate.

Our Board of Directors, with the approval of the conflicts committee, may determine that one or more of our assumptions should be revised, which could cause our Board of Directors to increase or decrease the amount of estimated maintenance and replacement capital expenditures. The actual cost of replacing the vessels in our fleet will depend on a number of factors, including prevailing market conditions, charter hire rates and the availability and cost of financing at the time of replacement. We may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units which could be dilutive to existing unitholders.

Off-Balance Sheet Arrangements

Navios Partners has no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations and Contingencies

The following table summarizes Navios Partners’ long-term contractual obligations as of June 30, 2014:

	Payments due by period (Unaudited)
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(In thousands of U.S. dollars)
Loan obligations(1) (2) (3)	$8,223	$38,836	$487,552	$—	$534,611
Operating lease obligations(4)	$7,804	$—	$—	$—	$7,804

Total contractual obligations	$16,027	$38,836	$487,552	$—	$542,415

(1)	The amount identified does not include interest costs associated with the outstanding July 2012 Credit Facility which are based on LIBOR plus the costs of complying with any applicable regulatory requirements and a margin ranging from 1.80% to 2.05% per annum.
(2)	The amount identified does not include interest costs associated with the outstanding Term Loan B facility which are based on 4.25% per annum plus LIBOR with a floor of 1.0%.
(3)	The amount identified excludes the discount associated with the outstanding Term Loan B facility.
(4)	These amounts reflect future minimum commitments under charter-in contracts, net of commissions. As of June 30, 2014, Navios Partners had entered into charter-in agreements for two of its vessels (the Navios Prosperity and the Navios Aldebaran). The Navios Prosperity is a chartered-in vessel until June 2015 for seven years with an option to extend for an additional year. Navios Partners has the option to purchase the Navios Prosperity after June 2012 at a purchase price that is initially 3.8 billion Japanese Yen ($37.4 million based on the exchange rate at June 30, 2014), declining pro rata each year by 145 million Japanese Yen ($1.4 million based on the exchange rate at June 30, 2014). The Navios Aldebaran is a chartered-in vessel for seven years until March 2015 with options to extend for two one-year periods. Navios Partners has the option to purchase the Navios Aldebaran after March 2013 at a purchase price that is initially 3.6 billion Japanese Yen ($35.5 million based on the exchange rate at June 30, 2014) declining pro rata each year by 150 million Japanese Yen ($1.5 million based on the exchange rate at June 30, 2014).

Navios Holdings, Navios Maritime Acquisition Corporation (“Navios Acquisition”) and Navios Partners will make available to Navios Europe (in each case, in proportion to their ownership interests in Navios Europe) revolving loans up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans”). As of June 30, 2014, the amounts undrawn from the Navios Revolving Loans was $12.5 million, of which Navios Partners was committed to fund $0.6 million. (See Note 13 for the Investment in Navios Europe and respective ownership interests).

Fleet Employment Profile

The following table reflects certain key indicators indicative of the performance of Navios Partners and its core fleet performance for the three and six month periods ended June 30, 2014 and 2013.

	Three Month Period ended June 30, 2014 (unaudited)	Three Month Period ended June 30, 2013 (unaudited)	Six Month Period ended June 30, 2014 (unaudited)	Six Month Period ended June 30, 2013 (unaudited)
Available Days(1)	2,724	1,894	5,393	3,784
Operating Days(2)	2,723	1,893	5,389	3,779
Fleet Utilization(3)	100.0%	99.9%	99.9%	99.9%
Time Charter Equivalent (per day)	$19,824	$25,318	$20,300	$25,781
Vessels operating at period end	30	21	30	21

(1)	Available days for the fleet represent total calendar days the vessels were in Navios Partners’ possession for the relevant period after subtracting off-hire days associated with scheduled repairs, dry dockings or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which a vessel is capable of generating revenues.
(2)	Operating days is the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization is the percentage of time that Navios Partners’ vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure efficiency in finding employment for vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs, drydockings or special surveys.
(4)	TCE rates: TCE rates are defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.

Cash Distribution Policy

Rationale for Our Cash Distribution Policy

Our cash distribution policy reflects a basic judgment that our unitholders are better served by distributing our cash available (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves) rather than retaining it.

Because we believe we will generally finance any expansion capital expenditures from external financing sources or through equity raising, we believe that our investors are best served by our distributing our available cash. Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves).

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time.

Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations.

Minimum Quarterly Distribution

We intend to distribute to the holders of common units on a quarterly basis at least the minimum quarterly distribution of $0.35 per unit, or $1.40 per unit per year, to the extent we have sufficient cash on hand to pay the distribution after we establish cash reserves and pay fees and expenses. The amount of available cash from Operating Surplus needed to pay the minimum quarterly distribution for four quarters on all units outstanding and the related distribution on the 2.0% general partner interest is approximately $110.5 million. There is no guarantee that we will pay the minimum quarterly distribution on the common units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement. We are prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default exists, under our existing credit agreements.

On January 24, 2014, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2013 of $0.4425 per unit. The distribution was paid on February 14, 2014 to all holders of record of common and general partner units on February 10, 2014. The aggregate amount of the declared distribution was $32.6 million.

On April 25, 2014, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2014 of $0.4425 per unit. The distribution was paid on May 13, 2014 to all holders of record of common and general partner units on May 9, 2014. The aggregate amount of the declared distribution was $35.5 million.

On July 24, 2014, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended June 30, 2014 of $0.4425 per unit. The distribution is payable on August 13, 2014 to all holders of record of common and general partner units on August 8, 2014. The aggregate amount of the declared distribution is anticipated to be $35.5 million.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from Operating Surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement. Except for transfers of incentive distribution rights to an affiliate or another entity as part of our general partner’s merger or consolidation with or into, or sale of substantially all of its assets to such entity, the approval of a majority of our common units (excluding common units held by our general partner and its affiliates), voting separately as a class, generally is required for a transfer of the incentive distribution rights to a third party prior to December 31, 2017.

The following table illustrates the percentage allocations of the additional available cash from Operating Surplus among the unitholders and our general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders and our general partner in any available cash from Operating Surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from Operating Surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner assume that our general partner maintains its 2.0% general partner interest and assume our general partner has not transferred the incentive distribution rights.

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Common Unitholders	General Partner
Minimum Quarterly Distribution	$0.35	98%	2%
First Target Distribution	up to $0.4025	98%	2%
Second Target Distribution	above $0.4025 up to $0.4375	85%	15%
Third Target Distribution	above $0.4375 up to $0.525	75%	25%
Thereafter	above $0.525	50%	50%

Related Party Transactions

Management fees: Pursuant to the management agreement (the “Management Agreement”), the Manager, a wholly owned subsidiary of Navios Holdings, provides commercial and technical management services to Navios Partners’ vessels for a daily fee of: (a) $4,000 daily rate per Ultra-Handymax vessel; (b) $4,100 daily rate per Panamax vessel; (c) $5,100 daily rate per Capesize vessel effective from January 1, 2014 through December 31, 2015; and (d) $6,500 daily rate per container vessel effective from the delivery through December 31, 2015. This daily fee covers all of the vessels’ direct operating expenses. Drydocking expenses under this agreement is reimbursed by Navios Partners at cost at occurrence.

Total management fees for the three and six months ended June 30, 2014 amounted to $12.2 million and $24.2 million, respectively. Total management fees for the three and six months ended June 30, 2013 amounted to $8.6 million and $17.1 million, respectively.

General and administrative expenses: Pursuant to the administrative services agreement dated November 16, 2007, the Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager pursuant to the same terms, until December 31, 2017.

Total general and administrative expenses charged by Navios Holdings for the three and six month periods ended June 30, 2014 amounted to $1.5 million and $3.0 million, respectively. Total general and administrative expenses charged by Navios Holdings for the three and six month periods ended June 30, 2013 amounted to $1.1 million and $2.1 million, respectively.

Balance due to related parties: Included in the current liabilities as of June 30, 2014 was an amount of $3.2 million, which represented the current account payable to Navios Holdings and its subsidiaries. The balance mainly consisted of payables for drydock and special survey expenses of $2.6 million and other payables of $0.6 million. Amounts due to related parties as of December 31, 2013 was $0.2 million mainly relating to other payables.

Vessel Chartering: In February 2012, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Apollon. The term of this charter commenced in February 2012 and expires in October 2014, at a daily rate of $12,500 net per day for the first year and $13,500 net per day for the remaining period, plus 50/50 profit sharing based on actual earnings. For this charter, for the three and six months ended June 30, 2014, the total revenue of Navios Partners from Navios Holdings amounted to $1.2 million and $2.4 million, respectively. For this charter, for the three and six months ended June 30, 2013, the total revenue of Navios Partners from Navios Holdings amounted to $1.2 million and $2.2 million, respectively.

In May 2012, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Prosperity. The term of this charter commenced in May 2012 and expires in July 2015, at a daily rate of $12,000 net per day plus profit sharing the first $1,500 in profits above the base rate and thereafter all profits will be split 50% to each party. For this charter, for the three and six months ended June 30, 2014, the total revenue of Navios Partners from Navios Holdings amounted to $1.1 million and $2.4 million, respectively. For this charter, for the three and six months ended June 30, 2013, the total revenue of Navios Partners from Navios Holdings amounted to $1.1 million and $2.2 million, respectively.

In September 2012, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Libra. The term of this charter commenced in October 2012 and expires in September 2015, at a daily rate of $12,000 net per day plus 50/50 profit sharing based on actual earnings. For this charter, for the three and six months ended June 30, 2014, the total revenue of Navios Partners from Navios Holdings amounted to $1.1 million and $2.1 million, respectively. For this charter, for the three and six months ended June 30, 2013, the total revenue of Navios Partners from Navios Holdings amounted to $1.1 million and $2.2 million, respectively.

In May 2013, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Felicity. The term of this charter commenced in May 2013 and expires in November 2014, at a daily rate of $12,000 net per day plus 50/50 profit sharing based on actual earnings. For this charter, for the three and six months ended June 30, 2014, the total revenue of Navios Partners from Navios Holdings amounted to $1.0 million and $2.2 million, respectively. For this charter, for the three and six months ended June 30, 2013, the total revenue of Navios Partners from Navios Holdings amounted to $0.6 million.

In May 2013, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Aldebaran. The term of this charter commenced in June 2013 and expires in August 2014, at a daily rate of $11,000 net per day plus profit sharing the first $2,500 in profits above the base rate and thereafter all profits will be split 50% to each party. For this charter, for the three and six months ended June 30, 2014, the total revenue of Navios Partners from Navios Holdings amounted to $1.0 million and $2.0 million, respectively. For this charter, for the three and six months ended June 30, 2013, the total revenue of Navios Partners from Navios Holdings amounted to $0.3 million.

In July 2013, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Hope. The term of this charter commenced in July 2013 and expires in December 2014, at a daily rate of $10,000 net per day. For this charter, for the three and six months ended June 30, 2014, the total revenue of Navios Partners from Navios Holdings amounted to $0.8 million and $1.5 million, respectively.

Revolving Loans to Navios Europe: Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe (in each case, in proportion to their ownership interests in Navios Europe) revolving loans up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans”). See Note 13 for the Investment in Navios Europe and respective ownership interests.

The Navios Revolving Loans earn a 12.7% preferred distribution and are repaid from Free Cash Flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of June 30, 2014, Navios Partners’ portion of the outstanding amount relating to portion of the investment in Navios Europe (5.0% of the $10.0 million) was $0.5 million, under caption “Investment in affiliates” and the outstanding amount relating to the Navios Revolving Loans capital was $0.6 million, under caption “Loan receivable from affiliates.” As of June 30, 2014 and December 31, 2013, the amounts undrawn from the Navios Revolving Loans was $12.5 million and $18.5 million, respectively, of which Navios Partners was committed to fund $0.6 million and $0.9 million, respectively.

Others: Navios Partners has entered into an Omnibus Agreement with Navios Holdings pursuant to which Navios Holdings and its controlled affiliates (other than us, our general partner and our subsidiaries) generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of our general partner. The Omnibus Agreement, however, contains significant exceptions that allow Navios Holdings or any of its controlled affiliates to compete with us under specified circumstances which could harm our business. In addition, concurrently with the successful consummation of the initial business combination by Navios Maritime Acquisition Corporation, or Navios Acquisition, on May 28, 2010, because of the overlap between Navios Acquisition, Navios Holdings and us, with respect to possible acquisitions under the terms of our Omnibus Agreement, we entered into a business opportunity right of first refusal agreement which provides the types of business opportunities in the marine transportation and logistics industries, Navios Partners, Navios Holdings and Navios Acquisition must share with the each other.

As of June 30, 2014, Navios Holdings held a total of 14,223,763 common units, representing a 18.0% common unit interest in Navios Partners and general partner interest of 2%.

On November 15, 2012, Navios Holdings and Navios Partners entered into an agreement by which Navios Holdings will provide supplemental credit default insurance with a maximum cash payment of $20.0 million. As of June 30, 2014, the Company had not put forth any claims to Navios Holdings in connection with this supplemental insurance.

Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollars are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized.

Interest Rate Risk

Borrowings under our credit facilities bear interest at rate based on a premium over U.S. $ LIBOR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the six month period ended June 30, 2014, we paid interest on our outstanding debt at a weighted average interest rate of 4.67%. A 1% increase in LIBOR would have increased our interest expense for the six month period ended June 30, 2014 by $2.7 million. For the six month period ended June 30, 2013, we paid interest on our outstanding debt at a weighted average interest rate of 2.42%. A 1% increase in LIBOR would have increased our interest expense for the six month period ended June 30, 2013 by $1.4 million.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history.

For the six month period ended June 30, 2014, our most significant counterparties were Hyundai Merchant Marine Co., Ltd, Navios Corporation and Cosco Bulk Carrier Co. Ltd. which accounted for approximately 24.6%, 11.1% and 10.0%, respectively, of total revenues. For the year ended December 31, 2013, Cosco Bulk Carrier Co. Ltd., Hanjin Shipping Co. Ltd, Navios Corporation and Samsun Logix accounted for 23.4%, 11.3%, 10.4% and 10.2%, respectively, of total revenues. No other customers accounted for 10% or more of total revenue for any of the years presented. Although we do not obtain rights to collateral, we maintain counterparty insurance which we re-assess on a quarterly basis to help reduce our credit risk.

Following the termination of the credit default insurance through its third party insurer, Navios Partners continues to insure certain long-term charter-out contracts of drybulk vessels for credit default occurring until the end of 2016, through an agreement with Navios Maritime Holdings Inc. up to a maximum cash payment of $20.0 million.

Inflation

Inflation has had a minimal impact on vessel operating expenses, drydocking expenses and general and administrative expenses. Our management does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

Recent Accounting Pronouncements

The FASB issued ASU 2014-08 “Presentation of Financial Statements and Property, Plant and Equipment” changing the presentation of discontinued operations on the statements of income and other requirements for reporting discontinued operations. Under the new standard, a disposal of a component or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the component meets the criteria to be classified as held-for-sale or is disposed. The amendments in this update also require additional disclosures about discontinued operations and disposal of an individually significant component of an entity that does not qualify for discontinued operations. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2014. We plan to adopt ASU 2014-08 effective January 1, 2015.

The FASB issued ASU 2014-09 “Revenue from Contracts with Customers” clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2016. Early adoption is not permitted. We are currently reviewing the effect of ASU No. 2014-09 on our revenue recognition.

Critical Accounting Policies

Our financial statements have been prepared in accordance with US GAAP. The preparation of these financial statements requires us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. Other than as described below, all significant accounting policies are as described in Note 2 to the Notes to the consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013 filed with the Securities and Exchange Commission on March 21, 2014.

Exhibit List

Exhibit Number

101	The following materials from Navios Maritime Partners L.P.’s 6-K containing its financial statements for the three and six months ended June 30, 2014, formatted in eXtensible Business Reporting Language (XBRL): (i) Condensed Consolidated Balance Sheets at June 30, 2014 (unaudited) and December 31, 2013; (ii) Unaudited Condensed Consolidated Statements of Income for each of the three and six month periods ended June 30, 2014 and 2013; (iii) Unaudited Condensed Consolidated Statements of Cash Flows for the six month periods ended June 30, 2014 and 2013; (iv) Unaudited Condensed Consolidated Statements of Changes in Partners’ Capital for the six month periods ended June 30, 2014 and 2013; and (v) the Condensed Notes to the Consolidated Financial Statements (unaudited) as blocks of text.

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED BALANCE SHEETS AT JUNE 30, 2014 (UNAUDITED) AND DECEMBER 31, 2013	F-2
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2014 AND 2013	F-3
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2014 AND 2013	F-4
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2014 AND 2013	F-5
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	F-6

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars except unit amounts)

	Notes	June 30, 2014 (Unaudited)	December 31, 2013
ASSETS
Current assets
Cash and cash equivalents	3	$183,516	$35,346
Restricted cash	3	1,175	1,177
Accounts receivable, net		10,991	16,298
Prepaid expenses and other current assets		425	1,663

Total current assets		196,107	54,484

Vessels, net	4	1,046,159	1,026,153
Deposits for vessels acquisitions	4	—	7,271
Deferred financing costs, net		7,462	8,463
Deferred dry dock and special survey costs, net and other long term assets		2,677	94
Investment in affiliates	13	505	500
Loans receivable from affiliates	12	578	280
Intangible assets	5	83,366	119,405
Restricted cash		—	33,429

Total non-current assets		1,140,747	1,195,595

Total assets		$1,336,854	$1,250,079

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable		$3,047	$3,171
Accrued expenses		3,275	3,876
Deferred voyage revenue		3,156	2,997
Current portion of long-term debt	6	7,214	5,358
Amounts due to related parties	12	3,195	204

Total current liabilities		19,887	15,606

Long-term debt, net of current portion and discount	6	523,429	527,966

Total non-current liabilities		523,429	527,966

Total liabilities		543,316	543,572

Commitments and contingencies	11	—	—
Partners’ capital:
Common Unitholders (77,359,163 and 71,034,163 units issued and outstanding at June 30, 2014 and December 31, 2013, respectively)	14	787,626	702,478
General Partner (1,578,763 and 1,449,681 units issued and outstanding at June 30, 2014 and December 31, 2013, respectively)	14	5,912	4,029

Total partners’ capital		793,538	706,507

Total liabilities and partners’ capital		$1,336,854	$1,250,079

See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of U.S. dollars except unit prices and amounts)

	Notes	Three Month Period ended June 30, 2014 (unaudited)	Three Month Period ended June 30, 2013 (unaudited)	Six Month Period ended June 30, 2014 (unaudited)	Six Month Period ended June 30, 2013 (unaudited)
Time charter and voyage revenues (includes related party revenue of $6,406 and $12,532 for the three and six months ended June 30, 2014, respectively, and $4,325 and $7,561 for the three and six months ended June 30, 2013, respectively)	9,12	$55,178	$49,154	$112,676	$99,435
Time charter and voyage expenses		(3,640)	(3,658)	(8,083)	(6,770)
Direct vessel expenses		(146)	—	(146)	—
Management fees (entirely through related parties transactions)	12	(12,239)	(8,586)	(24,244)	(17,077)
General and administrative expenses	12	(2,029)	(1,448)	(3,973)	(3,057)
Depreciation and amortization	4,5	(17,009)	(21,615)	(60,687)	(40,026)
Interest expense and finance cost, net	6	(7,085)	(3,927)	(14,114)	(6,332)
Interest income		37	7	90	15
Other income	15	17,875	10,083	47,915	10,127
Other expense		(957)	(499)	(1,088)	(558)

Net income		$29,985	$19,511	$48,346	$35,757

Earnings per unit (see note 14):

	Three Month Period ended June 30, 2014 (unaudited)	Three Month Period ended June 30, 2013 (unaudited)	Six Month Period ended June 30, 2014 (unaudited)	Six Month Period ended June 30, 2013 (unaudited)
Net income	$29,985	$19,511	$48,346	$35,757
Earnings per unit:
Common unit (basic and diluted)	$0.37	$0.29	$0.61	$0.53

See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Six Month Period Ended June 30, 2014 (unaudited)	Six Month Period Ended June 30, 2013 (unaudited)
OPERATING ACTIVITIES
Net income		$48,346	$35,757
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,5	60,687	40,026
Amortization and write-off of deferred financing cost		1,505	2,788
Amortization of deferred dry dock and special survey costs		146	—
Changes in operating assets and liabilities:
Net decrease/(increase) in restricted cash		2	(1)
Decrease/(increase) in accounts receivable		5,307	(14,728)
Decrease in prepaid expenses and other current assets		1,238	34
Decrease in other long term assets		5	33
Payments for dry dock and special survey costs		(2,735)	—
(Decrease)/increase in accounts payable		(124)	269
(Decrease)/increase in accrued expenses		(601)	179
Increase/(decrease) in deferred voyage revenue		159	(6,388)
Increase/(decrease) in amounts due to related parties		2,462	(6,823)

Net cash provided by operating activities		116,397	51,146

INVESTING ACTIVITIES:
Acquisition of vessels	4	(36,854)	—
Deposits for acquisition of vessels	4	—	(3,361)
Loans receivable from affiliates		(303)	—
Increase in restricted cash	6	—	(98,179)
Release of restricted cash for vessel acquisitions	6	33,429	—

Net cash used in investing activities		(3,728)	(101,540)

FINANCING ACTIVITIES:
Cash distributions paid	14	(68,047)	(59,872)
Proceeds from issuance of general partner units	8	2,233	1,494
Proceeds from issuance of common units, net of offering costs	8	104,499	69,770
Proceeds from long term debt, net of discount	6	—	245,000
Net decrease in restricted cash	3	—	28,700
Repayment of long-term debt and payment of principal	6	(3,184)	(199,689)
Debt issuance costs	6	—	(4,792)

Net cash provided by financing activities		35,501	80,611

Increase in cash and cash equivalents		148,170	30,217

Cash and cash equivalents, beginning of period		35,346	32,132
Cash and cash equivalents, end of period		$183,516	$62,349

	Six Month Period Ended June 30, 2014 (unaudited)	Six Month Period Ended June 30, 2013 (unaudited)
Supplemental disclosures of cash flow information
Cash interest paid, net of capitalized interest	$12,683	$3,959
Non-cash financing activities
Due to related parties	$529	$—
Acquisition of vessels	$(529)	$—

See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(Expressed in thousands of U.S. dollars except unit prices and amounts)

			Limited Partners
	General Partner		Common Unitholders		Total Partners’ Capital
	Units		Units
Balance December 31, 2012	1,226,721	$2,090	60,109,163	$616,604	$618,694
Cash distribution paid	—	(2,096)	—	(57,776)	(59,872)
Proceeds from issuance of common units, net of offering costs (see note 8)	—	—	5,175,000	69,770	69,770
Proceeds from issuance of general partners units (see note 8)	105,613	1,494	—	—	1,494
Net income	—	1,614	—	34,143	35,757

Balance June 30, 2013 (unaudited)	1,332,334	$3,102	65,284,163	$662,741	$665,843

Balance December 31, 2013	1,449,681	$4,029	71,034,163	$702,478	$706,507
Cash distribution paid (see note 14)	—	(2,383)	—	(65,664)	(68,047)
Proceeds from issuance of common units, net of offering costs (see note 8)	—	—	6,325,000	104,499	104,499
Proceeds from issuance of general partners units (see note 8)	129,082	2,233	—	—	2,233
Net income	—	2,033	—	46,313	48,346

Balance June 30, 2014 (unaudited)	1,578,763	$5,912	77,359,163	$787,626	$793,538

See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

NOTE 1 — DESCRIPTION OF BUSINESS

Navios Partners is an international owner and operator of dry cargo vessels, formed on August 7, 2007 under the laws of the Republic of the Marshall Islands by Navios Holdings, a vertically integrated seaborne shipping and logistics company with over 60 years of operating history in the drybulk shipping industry. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Maritime Holdings Inc. (“Navios Holdings”), was also formed on that date to act as the general partner of Navios Partners and received a 2% general partner interest in Navios Partners.

Navios Partners is engaged in the seaborne transportation services of a wide range of drybulk commodities including iron ore, coal, grain and fertilizer, chartering its vessels under medium to long-term charters. The operations of Navios Partners are managed by Navios ShipManagement Inc., a subsidiary of Navios Holdings (the “Manager”) from its offices in Piraeus, Greece, Singapore and Monaco.

Pursuant to the initial public offering (“IPO”) on November 16, 2007, Navios Partners entered into the following agreements:

(a) a management agreement with the Manager pursuant to which the Manager provides Navios Partners commercial and technical management services;

(b) an administrative services agreement with the Manager pursuant to which the Manager provides Navios Partners administrative services; and

(c) an omnibus agreement with Navios Holdings (“Omnibus Agreement”), governing, among other things, when Navios Partners and Navios Holdings may compete against each other as well as rights of first offer on certain drybulk carriers.

As of June 30, 2014, there were outstanding: 77,359,163 common units and 1,578,763 general partnership units. As of June 30, 2014, Navios Holdings owned a 20.0% interest in Navios Partners, which includes a 2% general partner interest.

NOTE 2 — BASIS OF PRESENTATION

The accompanying interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

The accompanying consolidated financial statements include the following entities and chartered-in vessels:

Company name	Vessel name	Country of incorporation	2014	2013
Libra Shipping Enterprises Corporation	Navios Libra II	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Felicity Shipping Corporation	Navios Felicity	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Gemini Shipping Corporation	Navios Gemini S	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Palermo Shipping S.A.	Navios Apollon	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Fantastiks Shipping Corporation	Navios Fantastiks	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Sagittarius Shipping Corporation	Navios Sagittarius	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Chilali Corp.	Navios Aurora II	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Surf Maritime Co.	Navios Pollux	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Pandora Marine Inc.	Navios Melodia	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Customized Development S.A.	Navios Fulvia	Liberia	1/01 – 06/30	1/01 – 06/30
Kohylia Shipmanagement S.A.	Navios Luz	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Orbiter Shipping Corp.	Navios Orbiter	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Floral Marine Ltd.	Navios BuenaVentura	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Golem Navigation Limited	Navios Soleil	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Kymata Shipping Co.	Navios Helios	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Joy Shipping Corporation	Navios Joy	Marshall Is.	1/01 – 06/30	—
Micaela Shipping Corporation	Navios Harmony	Marshall Is.	1/01 – 06/30	—
Pearl Shipping Corporation	Navios Sun	Marshall Is.	1/18 – 06/30	—
Velvet Shipping Corporation	Navios La Paix	Marshall Is.	1/07 – 06/30	—
Rubina Shipping Corporation	Hyundai Hongkong	Marshall Is.	1/01 – 06/30	—
Topaz Shipping Corporation	Hyundai Singapore	Marshall Is.	1/01 – 06/30	—
Beryl Shipping Corporation	Hyundai Tokyo	Marshall Is.	1/01 – 06/30	—
Cheryl Shipping Corporation	Hyundai Shanghai	Marshall Is.	1/01 – 06/30	—
Christal Shipping Corporation	Hyundai Busan	Marshall Is.	1/01 – 06/30	—
Chartered-in vessels
Prosperity Shipping Corporation	Navios Prosperity	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Aldebaran Shipping Corporation	Navios Aldebaran	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Other
JTC Shipping and Trading Ltd(*)	Holding Company	Malta	1/01 – 06/30	1/01 – 06/30
Navios Maritime Partners L.P.	N/A	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Navios Maritime Operating LLC	N/A	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Navios Partners Finance (US) Inc.	Co-Borrower	Delaware	1/01 – 06/30	6/19 – 06/30
Navios Partners Europe Finance Inc.	Sub-Holding Company	Marshall Is.	1/01 – 06/30	—

(*)	Not a vessel-owning subsidiary and only holds right to a charter-in contract.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

Deferred Drydock and Special Survey costs: Navios Partners’ vessels are subject to regularly scheduled dry docking and special surveys which are generally carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions. The cost of drydocking and special surveys are deferred and amortized over the above periods or to the next drydocking or special survey date if such date has been determined.

Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard and expenses relating to spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period. For each of the three and six month periods ended June 30, 2014, the amortization expense was $146. For each of the three and six month periods ended June 30, 2013, the amortization expense was nil.

The costs of dry docking and special surveys was included in the daily management fee of $4.65 per owned Ultra-Handymax vessel, $4.55 per owned Panamax vessel and $5.65 per owned Capesize vessel through December 31, 2013. In October 2013, Navios Partners amended its existing Management Agreement with the Manager, a subsidiary of Navios Holdings, to fix the fees for ship management services of its owned fleet at: (a) $4.00 daily rate per Ultra-Handymax vessel; (b) $4.10 daily rate per Panamax vessel; (c) $5.10 daily rate per Capesize vessel effective from January 1, 2014 through December 31, 2015; and (d) $6.50 daily rate per container vessel effective from the delivery through December 31, 2015. Drydocking expenses under this agreement is reimbursed by Navios Partners at cost at occurrence.

The accompanying interim condensed consolidated financial statements of Navios Partners are unaudited, but, in the opinion of management, contain all adjustments necessary to present a fair statement of results, in all material respects, Navios Partners’ condensed consolidated financial position as of June 30, 2014 and December 31, 2013 and the condensed consolidated results of operations for the three and six months ended June 30, 2014 and 2013. The footnotes are condensed as permitted by the requirements for interim financial statements and, accordingly, do not include information and disclosures required under US GAAP for complete financial statements. All such adjustments are deemed to be of a normal, recurring nature. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the audited consolidated financial statements and related notes included in Navios Partners’ Annual Report on Form 20-F for the year ended December 31, 2013.

NOTE 3 — CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	June 30, 2014	December 31, 2013
Cash on hand and at banks	$33,978	$35,079
Short term deposits and highly liquid funds	149,538	267

Total cash and cash equivalents	$183,516	$35,346

Short term deposits and highly liquid funds relate to amounts held in banks for general financing purposes. As of June 30, 2014, Navios Partners held time deposits of $95,000 and money market funds of $54,538 with duration of less than three months. As of December 31, 2013, Navios Partners held time deposits of $0 and money market funds of $267 with duration of less than three months.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Partners does maintain cash deposits and equivalents in excess of government-provided insurance limits. Navios Partners also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Restricted cash, as of June 30, 2014 and December 31, 2013, included an amount held as security in the form of a letter of guarantee related to an owned vessel in the amount of $832 and $831, respectively. In addition, at each of June 30, 2014 and December 31, 2013, restricted cash included $343 and $346, respectively, which related to amounts held in retention accounts as required by certain of Navios Partners’ credit facilities. As of June 30, 2014 and December 31, 2013 the short-term restricted cash held in retention accounts was $1,175 and $1,177, respectively. Long-term restricted cash as of June 30, 2014 and December 31, 2013, was $0 and $33,429.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

NOTE 4 — VESSELS, NET

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2012	$853,410	$(132,019)	$721,391
Additions	341,193	(36,431)	304,762

Balance December 31, 2013	$1,194,603	$(168,450)	$1,026,153
Additions	44,654	(24,648)	20,006

Balance June 30, 2014	$1,239,257	$(193,098)	$1,046,159

Deposits for vessel acquisitions represent deposits for vessels to be delivered in the future.

On January 7, 2014, Navios Partners acquired from an unrelated third party the Navios La Paix, a new building Ultra-Handymax vessel of 61,485 dwt, for an acquisition cost of $28,478, of which $5,688 was transferred from vessel deposits.

On January 18, 2014, Navios Partners acquired from an unrelated third party the Navios Sun, a 2005-built Panamax vessel of 76,619 dwt, for an acquisition cost of $16,176, of which $1,583 was transferred from vessel deposits.

NOTE 5 — INTANGIBLE ASSETS

Intangible assets and unfavorable leases terms as of June 30, 2014 and December 31, 2013 consisted of the following:

	Cost	Accumulated Amortization	Net Book Value
Total favorable lease terms charter-out December 31, 2012	$248,528	$(88,049)	$160,479
Additions	—	(37,869)	(37,869)
Accelerated amortization	—	(3,205)	(3,205)

Total favorable lease terms charter-out December 31, 2013	$248,528	$(129,123)	$119,405
Additions	—	(13,976)	(13,976)
Accelerated amortization	(89,541)	67,478	(22,063)

Total favorable lease terms charter-out June 30, 2014	$158,987	$(75,621)	$83,366

Amortization expense of favorable lease terms for the three and six month periods ended June 30, 2014 and 2013 is presented in the following table:

	Three Month Period Ended		Six Month Period Ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Favorable lease terms charter-out	$(4,655)	$(9,614)	$(13,976)	$(19,226)
Acceleration of favorable lease term	—	(3,205)	(22,063)	(3,205)

Total	$(4,655)	$(12,819)	$(36,039)	$(22,431)

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

The aggregate amortization of the intangibles for the 12-month periods ended June 30 is estimated to be as follows:

Year	Amount
2015	$18,621
2016	14,125
2017	13,389
2018	13,389
2019	11,624
2020 and thereafter	12,218

$83,366

During the six month period ended June 30, 2014, Navios Partners’ accelerated $22,010 of amortization of the Navios Pollux favorable lease intangible due to a change in its useful life following the termination of the credit default insurance policy. The additional amount of $53 of accelerated amortization incurred in the six month period ended June 30, 2014, relates to the expiration of the intangible assets associated with two vessels of our fleet.

In relation to Navios Partners’ new suspension agreement, entered into in June 2013, the amount of $3,205 of the Navios Melodia favorable lease term that corresponded to the suspension period until April 2016 was written-off in the statement of income under the caption of Depreciation and amortization.

Intangible assets subject to amortization are amortized using straight line method over their estimated useful lives to their estimated residual value of zero. The weighted average useful lives are 8.7 years for favorable lease terms charter out.

NOTE 6 — BORROWINGS

Borrowings as of June 30, 2014 and December 31, 2013 consisted of the following:

	June 30, 2014	December 31, 2013
Term Loan B facility	$435,583	$437,778
Credit facilities	99,028	100,020

Total borrowings	534,611	537,798
Less: Unamortized discount	(3,968)	(4,474)
Less: current portion, net of unamortized discount	(7,214)	(5,358)

Total long-term borrowings, net of unamortized discount	$523,429	$527,966

In June 2013, Navios Partners completed the issuance of the $250,000 Term Loan B facility. The Term Loan B facility bears an interest rate of LIBOR + 425 basis points and has a five-year term with 1.0% amortization profile and was issued at 98.0% (at a discount of $5,000). Navios Partners used the net proceeds of the Term Loan B facility to: (i) prepay $101,614 of the July 2012 Credit Facility; (ii) fully repay the outstanding balance of $41,225 of the August 2012 Credit Facility; (iii) deposit $98,179 to be held in escrow, to partially finance part of the acquisition of four vessels, of which $47,000 was released in September 2013 for the acquisition of the Navios Joy, $17,750 was released in October 2013 for the acquisition of the Navios Harmony and $33,429 was released in January 2014 for the acquisition of the Navios La Paix and the Navios Sun; and iv) cover fees and expenses.

On November 1, 2013, Navios Partners completed the issuance of a $189,500 add-on to its existing Term Loan B facility. The add-on to the Term Loan B facility bears an interest rate of LIBOR +425 basis points and has a five year term, with a 1.0% amortization profile and was issued at 100%. Navios Partners used the net proceeds to partially finance the acquisition of five container vessels.

As of June 30, 2014, the outstanding balance of the Term Loan B facility including the add-on was $431,615, net of discount of $3,968 and it is repayable in 16 quarterly installments of $1,097, beginning in September 2014, with a final payment $418,032 in June 2018.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

The Term Loan B facility is secured by first priority mortgages covering certain vessels owned by subsidiaries of Navios Partners, in addition to other collateral and is guaranteed by each subsidiary of Navios Partners. The Term Loan Agreement requires maintenance of a loan to value ratio of 0.8 to 1.0, and other restrictive covenants customary for facilities of this type (subject to negotiated exceptions and baskets), including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan Agreement also provides for customary events of default.

In June 2013, Navios Partners amended the July 2012 Credit Facility and prepaid $101,614 from the proceeds of the Term Loan B facility. The prepayment was applied in partial settlement of the next 16 installments. As of June 30, 2014, the outstanding balance was $99,028 and is repayable in 14 installments, plus a final payment, in various amounts during the term of the July 2012 Credit Facility consisting of $496 (three quarterly installments), $3,456 (nine quarterly installments), $2,346 (one quarterly installment) and $5,867 (one quarterly installment) with a final payment of $58,223. The July 2012 Credit Facility bears interest at rates ranging from 180 to 205 bps per annum (depending on the loan amount compared to the security value) plus, depending on the length of the interest period, either LIBOR or the actual cost of funds. The refinancing of this facility was accounted for as a debt modification in accordance with ASC470 Debt and an amount of $1,319 was written-off from the deferred financing fees during the second quarter ended June 30, 2013.

In June 2013, Navios Partners fully repaid the outstanding balance of $41,225 of the August 2012 Credit Facility from the proceeds of the Term Loan B facility. The refinancing of this facility was accounted for as a debt extinguishment in accordance with ASC470 Debt and the remaining unamortized balance of $707 was written-off from the deferred financing fees.

As of June 30, 2014, the total borrowings under the Navios Partners’ credit facilities were $530,643, net of original issue discount.

As of June 30, 2014, Navios Partners was in compliance with the financial covenants of all of its credit facilities.

Amounts drawn under the July 2012 Credit Facility are secured by first preferred mortgages on certain Navios Partners’ vessels and other collateral and are guaranteed by the respective vessel-owning subsidiary. The July 2012 Credit Facility contains a number of restrictive covenants that prohibit or limit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement. The July 2012 Credit Facility also requires compliance with a number of financial covenants, including: (i) maintain a required security amount of over 140%; (ii) minimum free consolidated liquidity of at least the higher of $25,000 and the aggregate of interest and principal falling due during the previous six months; (iii) maintain a ratio of EBITDA to interest expense of at least 5.00 : 1.00; (iv) maintain a ratio of total liabilities to total assets (as defined in our credit facilities) of less than 0.65 : 1.00; and (v) maintain a minimum net worth to $250,000. It is an event of default under the loan facilities if such covenants are not complied with.

The maturity table below reflects the principal payments due under its credit facilities for the 12-month periods ended June 30:

Year	Amount
2015	$8,223
2016	18,212
2017	20,624
2018	487,552

$534,611

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

NOTE 7 — FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value amounts of many of Navios Partners’ financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, accounts payable and amounts due to related parties approximate their fair value due primarily to the short-term maturity of the related instruments.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits and money market funds approximate their fair value because of the short maturity of these investments.

Borrowings: The carrying amount of the floating rate loans approximates its fair value.

The estimated fair values of the Navios Partners’ financial instruments are as follows:

	June 30, 2014		December 31, 2013
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$183,516	$183,516	$35,346	$35,346
Restricted cash	$1,175	$1,175	$34,606	$34,606
Accounts receivable, net	$10,991	$10,991	$16,298	$16,298
Loans receivable from affiliates	$578	$578	$280	$280
Accounts payable	$(3,047)	$(3,047)	$(3,171)	$(3,171)
Amounts due to related parties	$(3,195)	$(3,195)	$(204)	$(204)
Term Loan B facility, net of unamortized discount	$(431,615)	$(441,573)	$(433,304)	$(440,514)
Other long-term debt	$(99,028)	$(99,028)	$(100,020)	$(100,020)

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level 3 inputs as of June 30, 2014.

	Fair Value Measurements at June 30, 2014 Using
	Total	Level I	Level II	Level III
Cash and cash equivalents	$183,516	$183,516	$—	$—
Restricted cash	$1,175	$1,175	$—	$—
Loans receivable from affiliates	$578	$578	$—	$—
Term Loan B facility, net of unamortized discount(1)	$(441,573)	$—	$(441,573)	$—
Other long-term debt(1)	$(99,028)	$—	$(99,028)	$—

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

	Fair Value Measurements at December 31, 2013 Using
	Total	Level I	Level II	Level III
Cash and cash equivalents	$35,346	$35,346	$—	$—
Restricted cash	$34,606	$34,606	$—	$—
Loans receivable from affiliates	$280	$280	$—	$—
Term Loan B facility, net of unamortized discount(1)	$(440,514)	$—	$(440,514)	$—
Other long-term debt(1)	$(100,020)	$—	$(100,020)	$—

(1)	The fair value of the Company’s debt is estimated based currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account our creditworthiness.

NOTE 8 — ISSUANCE OF UNITS

On February 14, 2014, Navios Partners completed its public offering of 5,500,000 common units at $17.30 per unit and raised gross proceeds of approximately $95,150 to fund its fleet expansion. The net proceeds of this offering, including the underwriting discount and excluding offering costs of $306 were approximately $91,135. Pursuant to this offering, Navios Partners issued 112,245 general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $1,942. On February 18, 2014, Navios Partners completed the exercise of the option previously granted to the underwriters in connection with the offering and issued 825,000 additional common units at the public offering price less the underwriting discount. As a result of the exercise of the option, Navios Partners raised additional gross proceeds of $14,273 and net proceeds, including the underwriting discount, of approximately $13,670 and issued 16,837 additional general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $291.

On February 6, 2013, Navios Partners completed its public offering of 4,500,000 common units at $14.15 per unit and raised gross proceeds of approximately $63,675 to fund its fleet expansion. The net proceeds of this offering, including the underwriting discount and excluding offering costs of $195 were approximately $60,840. Pursuant to this offering, Navios Partners issued 91,837 general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $1,299. On the same date, Navios Partners completed the exercise of the option previously granted to the underwriters in connection with the offering and issued 675,000 additional common units at the public offering price less the underwriting discount. As a result of the exercise of the option, Navios Partners raised additional gross proceeds of $9,551. The net proceeds, including the underwriting discount, were approximately $9,126 and issued 13,776 additional general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $195.

NOTE 9 — SEGMENT INFORMATION

Navios Partners reports financial information and evaluates its operations by charter revenues. Navios Partners does not use discrete financial information to evaluate operating results for each type of charter. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Partners has determined that it operates under one reportable segment.

The following table sets out operating revenue by geographic region for Navios Partners’ reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Drybulk and container vessels operate worldwide. Revenues from specific geographic region which contribute over 10% of total revenue are disclosed separately.

Revenue by Geographic Region

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

	Three Month Period ended June 30, 2014	Three Month Period ended June 30, 2013	Six Month Period ended June 30, 2014	Six Month Period ended June 30, 2013
Asia	$29,709	$31,403	$61,699	$65,490
Europe	15,699	8,930	33,241	16,725
North America	5,952	6,790	10,340	13,180
Australia	3,818	2,031	7,396	4,040

Total	$55,178	$49,154	$112,676	$99,435

NOTE 10 — INCOME TAXES

Marshall Islands, Malta and Liberia do not impose a tax on international shipping income. Under the laws of Marshall Islands, Malta and Liberia, the countries of the vessel-owning subsidiaries’ incorporation and vessels’ registration, the vessel-owning subsidiaries are subject to registration and tonnage taxes which have been included in vessel operating expenses in the accompanying consolidated statements of income.

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the Greek state which are calculated on the basis of the relevant vessel’s tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel.

Pursuant to Section 883 of the Internal Revenue Code of the United States, U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. corporations. All the vessel-owning subsidiaries satisfy these initial criteria. In addition, these companies must meet an ownership test. The management of Navios Partners believes that this ownership test was satisfied prior to the IPO by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company. Although not free from doubt, management also believes that the ownership test will be satisfied based on the trading volume and ownership of Navios Partners’ units, but no assurance can be given that this will remain so in the future.

NOTE 11 — COMMITMENTS AND CONTINGENCIES

Navios Partners is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where Navios Partners believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. Management believes, the ultimate disposition of these matters will be immaterial individually and in the aggregate to Navios Partners’ financial position, results of operations or liquidity.

In January 2011, Korea Line Corporation (“KLC”) which is the charterer of the Navios Melodia filed for receivership. The charter contract was affirmed and will be performed by KLC on its original terms, following an interim suspension period during which Navios Partners trades the vessel directly.

The future minimum commitments within the next 12-month period ended June 30, 2015 of Navios Partners under its charter-in contracts, net of commissions $7,804.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

NOTE 12 — TRANSACTIONS WITH RELATED PARTIES AND AFFILIATES

Management fees: Pursuant to the management agreement (the “Management Agreement”), the Manager, a wholly owned subsidiary of Navios Holdings, provides commercial and technical management services to Navios Partners’ vessels for a daily fee of: (a) $4.00 daily rate per Ultra-Handymax vessel; (b) $4.10 daily rate per Panamax vessel; (c) $5.10 daily rate per Capesize vessel effective from January 1, 2014 through December 31, 2015; and (d) $6.50 daily rate per container vessel effective from the delivery through December 31, 2015. Drydocking expenses under this agreement will be reimbursed by Navios Partners at cost at occurrence. Total management fees for the three and six months ended June 30, 2014 amounted to $12,239 and $24,244, respectively. Total management fees for the three and six months ended June 30, 2013 amounted to $8,586 and $17,077, respectively.

General and administrative expenses: Pursuant to the administrative services agreement dated November 16, 2007, the Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager pursuant to the same terms, until December 31, 2017.

Total general and administrative expenses charged by Navios Holdings for the three and six month periods ended June 30, 2014 amounted to $1,500 and $2,986, respectively. Total general and administrative expenses charged by Navios Holdings for the three and six month periods ended June 30, 2013 amounted to $1,050 and $2,100, respectively.

Balance due to related parties: Included in the current liabilities as of June 30, 2014 was an amount of $3,195, which represented the current account payable to Navios Holdings and its subsidiaries. The balance mainly consisted of payables for drydock and special survey expenses of $2,607 and other payables of $588. Amounts due to related parties as of December 31, 2013 was $204 mainly relating to other payables.

Vessel Chartering: In February 2012, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Apollon. The term of this charter commenced in February 2012 and expires in October 2014, at a daily rate of $12.5 net per day for the first year and $13.5 net per day for the remaining period, plus 50/50 profit sharing based on actual earnings. For this charter, for the three and six months ended June 30, 2014, the total revenue of Navios Partners from Navios Holdings amounted to $1,248 and $2,396, respectively. For this charter, for the three and six months ended June 30, 2013, the total revenue of Navios Partners from Navios Holdings amounted to $1,189 and $2,217, respectively.

In May 2012, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Prosperity. The term of this charter commenced in May 2012 and expires in July 2015, at a daily rate of $12 net per day plus profit sharing the first $1.5 in profits above the base rate and thereafter all profits will be split 50% to each party. For this charter, for the three and six months ended June 30, 2014, the total revenue of Navios Partners from Navios Holdings amounted to $1,100 and $2,367, respectively. For this charter, for the three and six months ended June 30, 2013, the total revenue of Navios Partners from Navios Holdings amounted to $1,098 and $2,173, respectively.

In September 2012, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Libra. The term of this charter commenced in October 2012 and expires in September 2015, at a daily rate of $12 net per day plus 50/50 profit sharing based on actual earnings. For this charter, for the three and six months ended June 30, 2014, the total revenue of Navios Partners from Navios Holdings amounted to $1,105 and $2,122, respectively. For this charter, for the three and six months ended June 30, 2013, the total revenue of Navios Partners from Navios Holdings amounted to $1,095 and $2,228, respectively.

In May 2013, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Felicity. The term of this charter commenced in May 2013 and expires in November 2014, at a daily rate of $12 net per day plus 50/50 profit sharing based on actual earnings. For this charter, for the three and six months ended June 30, 2014, the total revenue of Navios Partners from Navios Holdings amounted to $1,100 and $2,188, respectively. For this charter, for the three and six months ended June 30, 2013, the total revenue of Navios Partners from Navios Holdings amounted to $628.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

In May 2013, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Aldebaran. The term of this charter commenced in June 2013 and expires in August 2014, at a daily rate of $11 net per day plus profit sharing the first $2.5 in profits above the base rate and thereafter all profits will be split 50% to each party. For this charter, for the three and six months ended June 30, 2014, the total revenue of Navios Partners from Navios Holdings amounted to $1,009 and $2,007, respectively. For this charter, for the three and six months ended June 30, 2013, the total revenue of Navios Partners from Navios Holdings amounted to $315.

In July 2013, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Hope. The term of this charter commenced in July 2013 and expires in December 2014, at a daily rate of $10 net per day. For this charter, for the three and six months ended June 30, 2014, the total revenue of Navios Partners from Navios Holdings amounted to $844 and $1,452, respectively.

Revolving Loans to Navios Europe: Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe (in each case, in proportion to their ownership interests in Navios Europe) revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans”). See Note 13 for the Investment in Navios Europe and respective ownership interests.

The Navios Revolving Loans earn a 12.7% preferred distribution and are repaid from Free Cash Flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of June 30, 2014, Navios Partners’ portion of the outstanding amount relating to portion of the investment in Navios Europe (5.0% of the $10,000) was $500, under caption “Investment in affiliates” and the outstanding amount relating to the Navios Revolving Loans capital is $578, under caption “Loan receivable from affiliates.” As of June 30, 2014 and December 31, 2013, the amounts undrawn from the Navios Revolving Loans was $12,540 and $18,500, respectively, of which Navios Partners was committed to fund $627 and $925, respectively.

Others: Navios Partners has entered into an Omnibus Agreement with Navios Holdings pursuant to which Navios Holdings and its controlled affiliates (other than us, our general partner and our subsidiaries) generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of our general partner. The Omnibus Agreement, however, contains significant exceptions that allow Navios Holdings or any of its controlled affiliates to compete with us under specified circumstances which could harm our business. In addition, concurrently with the successful consummation of the initial business combination by Navios Acquisition, on May 28, 2010, because of the overlap between Navios Acquisition, Navios Holdings and us, with respect to possible acquisitions under the terms of our Omnibus Agreement, we entered into a business opportunity right of first refusal agreement which provides the types of business opportunities in the marine transportation and logistics industries, Navios Partners, Navios Holdings and Navios Acquisition must share with the each other.

As of June 30, 2014, Navios Holdings held a total of 14,223,763 common units, representing a 18.0% common unit interest in Navios Partners and general partner interest of 2%.

On November 15, 2012, Navios Holdings and Navios Partners entered into an agreement by which Navios Holdings will provide supplemental credit default insurance with a maximum cash payment of $20,000. As of June 30, 2014, the Company had not put forth any claims to Navios Holdings in connection with this supplemental insurance.

NOTE 13 — INVESTMENT IN NAVIOS EUROPE INC.

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe and have ownership interests of 47.5%, 47.5% and 5.0%, respectively. On December 18, 2013, Navios Europe acquired ten vessels for aggregate consideration consisting of (i) cash consideration of $127,753 (which was funded with the proceeds of a $117,753 senior loan facility (the “Senior Loan”) and loans aggregating $10,000 from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their ownership interests in Navios Europe) (collectively, the “Navios Term Loans”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan”) with a face amount of $173,367 and fair value of $71,929 as of December 31, 2013. In addition to the Navios Term Loans, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe (in each case, in proportion to their ownership interests in Navios Europe) revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans”).

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

On an ongoing basis, Navios Europe is required to distribute cash flows (after payment of operating expenses, amounts due pursuant to the terms of the Senior Loan and repayments of the Navios Revolving Loans) according to a defined waterfall calculation as follows:

•	First, Navios Holdings, Navios Acquisition and Navios Partners will each earn a 12.7% preferred distribution on the Navios Term Loans and the Navios Revolving Loans;

•	Second, any remaining cash is then distributed on an 80%/20% basis, respectively, between (i) the Junior Loan holder and (ii) the holders of the Navios Term Loans. The Navios Term Loan will be repaid from the future sale of vessels owned by Navios Europe and is deemed to be the initial investment by Navios Partners.

Navios Partners evaluated its investment in Navios Europe under ASC 810 and concluded that Navios Europe is a VIE and that they are not the party most closely associated with Navios Europe and, accordingly, is not the primary beneficiary of Navios Europe based on the following:

•	the power to direct the activities that most significantly impact the economic performance of Navios Europe are shared jointly between (i) Navios Holdings, Navios Acquisition and Navios Partners and (ii) and the Junior Loan holder;

•	while Navios Europe’s residual is shared on an 80%/20% basis, respectively, between (i) the Junior Loan holder and (ii) Navios Holdings, Navios Acquisition and Navios Partners, the Junior Loan holder is exposed to a substantial portion of Navios Europe’s risks and rewards.

Navios Partners further evaluated its investment in the common stock of Navios Europe under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe and, therefore, its investment in Navios Europe is accounted for under the equity method.

As of June 30, 2014, the estimated maximum potential loss by Navios Partners in Navios Europe would have been $1,083, which represents the Company’s portion of the investment of $505 plus the Company’s portion of the carrying balance of the Navios Revolving Loans of $578 and does not include the undrawn portion of the revolving loans.

As of June 30, 2014, the Navios Partners’ portion of the Navios Revolving Loan outstanding was $578. Refer to Note 12 for the terms of the Navios Revolving Loans.

NOTE 14 — CASH DISTRIBUTIONS AND EARNINGS PER UNIT

The partnership agreement of Navios Partners requires that all available cash is distributed quarterly, after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves. Distributions may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations. The amount of the minimum quarterly distribution is $0.35 per unit or $1.40 per unit per year and is made in the following manner:

•	First, 98% to all unitholders;

Thereafter there is incentive distribution rights held by the General Partner, which are analyzed as follows:

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Common Unitholders	General Partner
Minimum Quarterly Distribution	$0.35	98%	2%
First Target Distribution	up to $0.4025	98%	2%
Second Target Distribution	above $0.4025 up to $0.4375	85%	15%
Third Target Distribution	above $0.4375 up to $0.525	75%	25%
Thereafter	above $0.525	50%	50%

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

On January 24, 2014, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2013 of $0.4425 per unit. The distribution was paid on February 14, 2014 to all holders of record of common and general partner units on February 10, 2014. The aggregate amount of the declared distribution was $32,573.

On April 25, 2014, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2014 of $0.4425 per unit. The distribution was paid on May 13, 2014 to all holders of record of common and general partner units on May 9, 2014. The aggregate amount of the declared distribution was $35,474.

Navios Partners calculates earnings per unit by allocating reported net income for each period to each class of units based on the distribution waterfall for available cash specified in Navios Partners’ partnership agreement, net of the unallocated earnings (or losses). Basic earnings net income per unit is determined by dividing net income by the weighted average number of units outstanding during the period. Diluted earnings per unit is calculated in the same manner as net income per unit, except that the weighted average number of outstanding units increased to include the dilutive effect of outstanding unit options or phantom units. Net loss per unit undistributed is determined by taking the distributions in excess of net income and allocating between common units and general partner units on a 98%-2% basis. There were no options or phantom units outstanding during the three and six months ended June 30, 2014 and 2013.

The calculations of the basic and diluted earnings per unit are presented below.

	Three Month Period Ended		Six Month Period Ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013

Net income	$29,985	$19,511	$48,346	$35,757
Earnings attributable to:
Common unit holders	28,852	18,671	46,313	34,143
Weighted average units outstanding (basic and diluted)
Common unit holders	77,359,163	65,284,163	75,803,362	64,254,881
Earnings per unit (basic and diluted):
Common unit holders	$0.37	$0.29	$0.61	$0.53
Earnings per unit — distributed (basic and diluted):
Common unit holders	$0.44	$0.44	$0.90	$0.90
Loss per unit — undistributed (basic and diluted):
Common unit holders	$(0.07)	$(0.15)	$(0.29)	$(0.37)

NOTE 15 — OTHER INCOME

During the three months ended June 30, 2014, Navios Partners received cash compensation of $17,779 from the sale of a defaulted counterparty claim to an unrelated third party. Navios Partners has no continuing obligation to provide any further services to the counterparty and has therefore recognized the entire compensation received immediately in the Statement of Income within the caption of “Other income”.

As of March 25, 2014, the Company terminated the amended credit default insurance policy. In connection with the termination, Navios Partners received compensation of $30,956 (which was received in April 2014). From the total compensation, $1,170 was recorded immediately in the statement of income within the caption of “Revenue”, which represents reimbursements for insurance claims submitted for the period prior to the date of the termination and the remaining amount of $29,786 was recorded immediately in the statement of income within the caption of “Other income”. The Company has no future requirement to repay any of the lump sum cash payment back to the insurance company or provide any further services.

As part of a new suspension agreement entered into in June 2013, Navios Partners agreed to receive an upfront payment of $10,000 covering hire revenues for the suspension period until April 2016. The amount of $10,000 was recognized immediately in the statement of income under the caption of “Other income” since the Company has no future requirements to refund the payment.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

NOTE 16 — RECENT ACCOUNTING PRONOUNCEMENTS

The FASB issued ASU 2014-08 “Presentation of Financial Statements and Property, Plant and Equipment” changing the presentation of discontinued operations on the statements of income and other requirements for reporting discontinued operations. Under the new standard, a disposal of a component or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the component meets the criteria to be classified as held-for-sale or is disposed. The amendments in this update also require additional disclosures about discontinued operations and disposal of an individually significant component of an entity that does not qualify for discontinued operations. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2014. Navios Partners plans to adopt ASU 2014-08 effective January 1, 2015.

The FASB issued ASU 2014-09 “Revenue from Contracts with Customers” clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2016. Early adoption is not permitted. Navios Partners is currently reviewing the effect of ASU No. 2014-09 on our revenue recognition.

NOTE 17 — SUBSEQUENT EVENTS

On July 25, 2014, Navios Partners agreed to acquire two South Korean-built container vessels for a total cash consideration of $117,700. The vessels are chartered out for minimum four years, for $34.266 net per day per vessel. The vessels are expected to be delivered in the fourth quarter of 2014.

On July 24, 2014, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended June 30, 2014 of $0.4425 per unit. The distribution is payable on August 13, 2014 to all holders of record of common and general partner units on August 8, 2014. The aggregate amount of the declared distribution is anticipated to be $35,474.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

Date: July 30, 2014